

INVEST IN **OFFLINE**

A monthly subscription reimagining restaurant discovery

letsgetoffline.com   Raleigh, NC

Technology   Notable Angel   Food & Beverage   Restaurant   Subscription

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. $2M annual recurring revenue, 100% y/y growth rate

2. 10,000+ paying subscribers with a 87% gross margin

3. 200+ restaurant partners with a 97% retention rate

4. Proven playbook for scaling cities (Raleigh ➡️ Charlotte ➡️ Nashville ➡️ Tampa Bay)

5. Investors: ex-CEO ANGI (IPO), CEO GDC (9-figure exit), CEO Pendo ($1BN valuation), Tweener Fund

6. Last Wefunder campaign was fastest in North Carolina history. Majority of investors = subscribers.

Featured Investor

 **William Spruill**
Invested **$370,000** ⓘ

Follow

Syndicate Lead
https://www.linkedin.com/in/williamspruill/
nctechnocrat.medium.com

"There is a massive shift taking place as people relocate from major metro areas to growing mid-market cities like Raleigh, Durham, Charlotte, and across the entire southeast. At the same time, consumers are looking for ways to connect and explore that actually simplify and improve their lives. Offline is perfectly positioned to step into these trends.

I've watched David Shaner and his team do the hard work of proving the model, generating revenue, and testing scale. Now they're ready to break out, and I'm excited to participate in their growth."

Our Team



David Shaner Founder & CEO

Built fastest growing media company for millennials in the southeast. 10 years experience with hyperlocal business models. TBJ 40 under 40.

In 2011, the summer before my senior year, I started thinking about the biggest problems facing humanity over the next 100 years. In particular, our dehumanization through constant exposure to technology worried me because it seemed to have the least resistance and, back then, was also the least... read more here:
https://tinyurl.com/yc648v6h



Taylor Smith VP of Product & Technology

Former founder/CEO of $1M revenue software development company in SF.



AnnaLaura Cromwell VP of Marketing

Ran a 1.8M subscriber YouTube channel before skyrocketing Offline's *online* social presence.



Hannah Sobhan VP of Sales

Former D1 gymnast turned sales powerhouse. 7 years sales expertise leading both a top-tier sales team and customer success team at Offline.



Ramy Kerdany VP of Growth

2x former founder, LaunchHouse alum, and venture fellow, now leading Offline's growth teams



Stephen Larson Chief Revenue Officer

 Ex-Founder. OG Offline Advisor-turned-operator. Uncanny ability to drive growth in startups, multinational corporations, and everything in between. Most recently drove 2.5 times revenue growth at PowerSecure in three years.

OUR STORY



a monthly subscription reimagining restaurant discovery



we are living through a human connection crisis


We are '50% human and 50% technology,' and it's fueling an American health crisis
The loneliness epidemic: Nearly 1 in 4 adults feel lonely, new survey finds
On the Phone, Alone
We look at the mental health crisis facing adolescents — and the role of digital technology.
Teens around the world are lonelier than a decade ago. The reason may be smartphones.
Americans are lonely and it's killing them. How the US can combat this new epidemic.
Adrianna Rodriguez
USA TODAY
Students excessively using phones experience isolation, depression and anxiety

If you went back in time just three generations, you wouldn't find a single screen on planet earth. Today, we spend most of our life buried in a screen.

We believe this is one of the most critical problems for humanity to solve, and Offline is our response.

Offline has powered over 30 million Minutes of Human Connection™, and tracked over 250,000 times that our subscribers have used Offline to discover new restaurants and spend time in the real world.


35M
30M
25M
20M
Minutes of Human Connection™
Jan 2024
31,761,288



🔗 **read more about our mission here.**

🔗 **keep up with Minutes of Human Connection here.**

PROBLEM

most of us *want* to try new restaurants but we don't actually go



Everybody <u>wishes</u> they tried more restaurants.

In reality, most of us scroll through our feeds endlessly and end up stuck at the same 5 places we've been going to for years.

The world doesn't need more inspiration—it needs products that actually push us to <u>start doing</u>.

_____

Offline is a restaurant subscription that <u>pushes you</u> to try badass local restaurants every month—and picks up part of the check.

Offline's solution is based on a simple idea, but it turned out to be a really hard problem to solve.

We aren't solving a technology problem or an interface problem. What

we're actually solving for is human motivation.

Eventually, we cracked the code.

PRODUCT

we make trying new restaurants a monthly habit



Happy January!
Send Reminders: Twice/Month
MY OFFERS
EXTEND OFFERS
CHOOSE OFFER 1
OFFER #1 KIRK-SHANER
$15 TO SPEND FOR DINNER
Central Raleigh
Brookside Bodega
neighborhood bodega offering drool-worthy bar bites, a variety of sips, + all the good vibes
M T W T F S S
Interested David S, Jason S, +3 More
CHOOSE
INTERESTED
$10 TO SPEND
Central Raleigh
BUL BOX (EXTENDED)
signature + custom bowls with Asian-inspired favors

1. On the first of each month, you'll choose 2 curated, local restaurants.
2. Get $10 - $30 to spend at each spot.
3. You have 30 days to visit before your credits expire.
4. Review + repeat next month.

The secret to Offline's success is simple: we understand how to motivate our audience.

Our product offers a unique combination of curation, focus, urgency, and monetary value that pushes people to try a new place in their city every single month.

Check out our product here: Raleigh, Charlotte, Nashville, Tampa Bay

Check out our product here: **Raleigh, Charlotte, Nashville, Tampa Bay**.

_____

TRACTION

$2M annual run rate, 4 cities, 15k+ subscribers



After building the first version, we launched Offline to a small group of 150 subscribers in Raleigh, NC.

And a crazy thing happened.

Without spending $1 on marketing, 150 turned into 300, then 500, then 1,000. Our subscribers were <u>loving</u> the product and recruiting friends to join.

People don't eat alone, and that was a great thing for growth.

But was it a fluke? Something that would work in Raleigh only?

But was it a fluke? Something that would work in Raleigh only?

We've now expanded Offline to Charlotte, Nashville, and Tampa Bay and the response has been incredible.

This quarter, we passed a $2M ARR run rate.

And we're not slowing down.

TRACTION
Industry-leading scores in key CSS investor benchmarks[1]
Annual user growth rate*
100%+
<30%
50%+
Gross margins[2]
87%
<60%+
90%+
1st period annual retention rate
55%
<30%
>60%
LTV/CAC[3]
5x
<3x
6x
1: GP Bullhound's Consumer Subscription Software 2023 report
2: COGs consists primarily of Stripe payment and platform fees, bandwidth for running servers, and SMS/Email services.
3: CAC is calculated using total blended marketing costs incurred in the given period (including employee salaries) divided by the number of new paying trials initiated during that period.



Underlying Offline's revenue growth are strong fundamentals.

We've built a product, team, and process that is producing industry-leading scores in key CSS investor benchmarks.

CUSTOMERS



"Offline <u>pays for itself</u> every single month and <u>pushes us to try amazing new places</u> I never would have found —I'm obsessed!!"



ISABELLE HAYES
Member since 2022

There are two main reasons subscribers love Offline.

First, it pays for itself when you use it. <u>As long as you already go out to eat regularly, Offline is essentially free</u>.

Second, it pushes you. We provide just enough motivation to try things you never would have done.

Our retention metrics stack up with some of the best benchmarks in the industry, proving that not only do subscribers love Offline during their first month—they love it for the long haul.

——————————————

unique marketplace flywheel that strengthens with scale


SUBSCRIBERS
USAGE HISTORY
LINKED FRIENDS
DINING PREFERENCES
PREVIOUS REVIEWS
NEIGHBORHOOD
INCOME
DATA
MATCHES
DATA
CUSTOMERS
CAPACITY
BUSY TIMES
TARGET CUSTOMER
LOCATION
RESTAURANTS

>> currently matching 15k subscribers, 200+ restaurants each month

As we scale, it's important that we continue to match our subscribers with the right restaurants, month after month, across a larger and larger geographical footprint and across a diverse set of subscribers.

Our product, engineering, and sales teams access a continuous stream of data about our subscribers' locations, dining preferences, social connections, the amount they want to spend, what restaurants they've been matched with, how they've reviewed those restaurants, etc.

This unique data allows us to continuously expand our restaurant partnerships in service of our subscribers' needs.

On the restaurant side of our marketplace, we're able to provide a similar stream of data to our restaurant partners, allowing them to target and acquire customers that are an ideal fit for their business.

Tapping into the data flywheel between subscribers and restaurants allows us to confidently scale both sides of the marketplace while

providing a world-class product experience.

―――――――――――

our first market (Raleigh, NC) proved the model



✅ **PHASE I**
create a $1M+ ARR city

- 5,000+ members
- 100+ restaurants
- 300+ events
- 150k+ social followers

Before we attempted to scale, we spent time testing and perfecting our model in Raleigh, NC. Once we were seeing strong feedback, usage, retention, and organic growth on both the subscriber and restaurant side of the marketplace, we began to test expansion.

our next three

our next three markets proved scalability

our next three

✅ **PHASE II**
launch Offline successfully in new markets

- <$100k launch cost/city
- 100% payback on Day 1
- $1M+ in ARR from new markets

REVENUE IN 1ST 90 DAYS OF LAUNCH		
CLT	NASH	TB
$71,060	$102,397	$110,553



CHARLOTTE, NC

NASHVILLE, TN

TAMPA BAY, FL

We have now launched Offline in three additional markets, following our thesis that mid-market US cities are rapidly growing, underserved, and ripe for expansion.

The success we've seen in these markets has been incredible and has validated that our model can thrive in any global city with a vibrant food scene.

In each of our 3 new market launches, we paid back 100% of our launch cost on Day 1 when hundreds of our new subscribers purchased annual plans.

HOW WE SCALE

we built a paid marketing

playbook in Q4 to accelerate

✅ **PHASE III**
scale marketing while maintaining strong economics



Launching Offline in new markets is only half of our growth equation. The other half requires continued scale in existing markets—reaching new pockets of audience who have never heard of Offline and converting them into fans.

Offline's paid marketing playbook combines our audience data with deep content creation expertise (see next slide). In Q4 we were able to accelerate our paid marketing spend, 5x'ing our signup volume while cutting our cost-per-trial by 50%.

We've been diligent about scaling our marketing profitably and tracking payback, positioning us to grow rapidly and cost-effectively in 2024.

---

world class social team = strong in-market brands

~500K hyperlocal organic followers
~15M organic monthly impressions


RALEIGH, NC
offlineraleighdurham
3,770 posts
162K followers
2,810 following
OFFLINE | Restaurant Club
CHARLOTTE, NC
offlinecharlotte
1,076 posts
133K followers
1,945 following
OFFLINE | Restaurant Club
TAMPA BAY, FL
offlinetampabay
889 posts
106K followers
722 following
OFFLINE | Restaurant Club
NASHVILLE, TN
offlinenashville
696 posts
88.4K followers
682 following
OFFLINE | Restaurant Club

Our unique go-to-market strategy in new cities involves building quality, hyperlocal brands around our subscription.

We believe that it's important for Offline to be seen not just as an app, but as a lifestyle—a rebellion against scrolling-without-doing.

We've hired a world class social media team that has led to incredible growth velocity and, more importantly, repeatability as we've scaled.

HOW WE SCALE

we're ready to roll up mid-market US cities in 2024-2025


AUSTIN, DENVER, ORLANDO & COLUMBUS LAUNCHING IN 2024
DENVER
COLUMBUS
RALEIGH
NASHVILLE
CHARLOTTE
AUSTIN
TAMPA
ORLANDO
CURRENT MARKETS
COMING AFTER 2025

Our strategy for the next 2 years is to focus on achieving density in mid-market US cities, continuing our trend of doubling our footprint every year.

PROJECTIONS

3-year path to $16M ARR, 100M+ valuation


125M
100M
75M
50M
VALUATION
ARR
112M
8X INCREASE
56M
CURRENT VALUATION
28M



This graph contains forward looking projections that cannot be guaranteed.

Our path to 8x revenue and value over the next 3 years is simple:

- **Mature mid-market cities will average $1M/year in recurring revenue (6k active subscribers per city)**

- **It will take 2 years from launch to get to $1M/year in recurring revenue**

- **For the next 3 years, we'll double the number of cities we launch per year**

Our growth rate is driven primarily by how many cities we can launch and the speed of market penetration in those cities.

———————————————

we've differentiated our business model + value prop





GROUPON
Offline
RESTAURANT + AD MONETIZED
SUBSCRIBER MONETIZED
EATER
yelp
6AM
THE Richmond EXPERIENCE
Google
UP unpretentious palate
AXIOS LOCAL
SITE CONTENT

Rather than compete on features or price, we developed a completely new business model and value proposition.

Our long-term key to success is building strong network effects in the markets where we operate. The more subscribers and restaurants we serve, the stronger those network effects become.

OPPORTUNITY

building the next $1BN+ consumer subscription

$1.7BN IPO



tinder

DATING

$1BN VAL

classpass

FITNESS

$26.5BN IPO



Spotify

MUSIC

$84BN VAL

NETFLIX

$1.4BN IPO

STITCH FIX

no category winner...yet

STREAMING CLOTHES RESTAURANTS

Achieving one billion in enterprise value or having an exist comparable to the companies referenced cannot be guaranteed.

Over the last 10 years, virtually everything we spend money on, from music to fitness, has been transformed by a $1BN+ subscription business.

Except restaurants.

Our path to a $1BN business is very simple:

- **A $1BN valuation equates to roughly $100M in annual recurring revenue.**
- **$100M in revenue means 500k subscribers, assuming we can launch a higher tier of Offline in the next 5 years to make an average of $20/month/subscriber.**
- **500k subscribers means 50 cities with an average of 10k subscribers in each city.**

FUNDING

we're raising $2M to launch Denver, Austin,

Columbus, and Orlando in '24, reach $4M ARR, and prep for 8 markets in '25

This graphic contains forward-looking statements that cannot be guaranteed.

Our use of capital is simple: grow our existing markets, launch more markets, and get better at launching markets.

As an investor, here's the gist of your bet:

- **Offline's current valuation is $14M and we're already at a $2M annual revenue run rate (up from $500k two years ago).**

- **We have a path to 8x growth in the next 36 months, and we are chasing a $1BN opportunity.**

- **An investment today is essentially a bet that we'll be worth more than $14M in the future.**

FUNDING

2022 community round

oversubscribed
$2.0M raised

from 700+ investors

OVER 70% WERE OFFLINE SUBSCRIBERS

➡ Doubled ARR from $1M to $2M

➡ Doubled cities (+ Tampa Bay & Nashville)

➡ Hired VP of Growth & Chief Revenue Officer

➡ Prepped to launch 4 markets in 2024

In 2023, we raised our first community round and were blown away by the support and love we received.



As a consumer subscription business, we have a unique opportunity to leverage community funding, and as our CEO I take that opportunity incredibly seriously. Offline is diligent about providing our investor community with frequent, thorough, and transparent updates.

Here's what a few of our current investors had to say:

"David takes an incredibly open, transparent, and thoughtful approach to keeping his investors in the loop. Each quarter I get a Loom video with transparency on exactly how the company is performing with detailed metrics about growth, churn, new markets, etc. It reassures me about my investment in the business but I've also learned a great deal about an analytical approach to entrepreneurship by simply watching his videos. I have high confidence I'll see a ROI and that my investment is being used both prudently and effectively."

— *Philip Lester (Invested $15,000)*

"I am impressed by Offline's job of keeping investors informed about the company's growth and progress. The level of detail in their regular emails and videos offers a comprehensive understanding and has strengthened my belief in their vision. The Offline team has created a unique bond between the company and its investors, and I look forward to witnessing their continued success."

— *Gwen Poth (Invested $250)*

"David at Offline has started an exciting company servicing the unique needs of marketing for restaurants and customers' needs for gastro excitement. I appreciate the updates from a founder, not from an employee. David seems concerned with the ability to make profits and eventually give investors a healthy return on risk."

— *William Meredith (Invested $30,000)*

David's Offline investor updates are hands down one of my favorite investor reports. From the way good, bad, and critical new findings are reported in video and text format, I'm able to quickly grab the critical information needed in a few minutes or dive deep via the videos provided. It's great seeing exactly what the company needs to grow and how I can help in every update.

— *Will McGuire (Invested $1,000)*

I also hope that you'll also recognize that your financial bet on Offline

I also hope that you'll also recognize that your financial bet on Offline is also a vote for our mission: a vote for people spending more time in the real world, with people they care about, spending money supporting the local businesses that give our cities character.

If you are interested in becoming a part of the future of restaurant discovery, then I suggest you click the INVEST button on this page.

Once you click the button, you'll be taken to a secure online form to complete your information and investment transaction.

Thanks for your time, and I look forward to meeting you!

—David Shaner (Founder/CEO)